SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                             Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    912,542
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,435,000 (including options to purchase up to
                                           400,000 shares of Common Stock)
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,435,000 (including options to purchase up to 400,000 shares of
                       Common Stock)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.       470355207             SCHEDULE 13D         PAGE 3 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                1,522,458 (including options to purchase up to
                                           400,000 shares of Common Stock)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    912,542
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,435,000 (including options to purchase up to
                                           400,000 shares of Common Stock)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,435,000 (including options to purchase up to
                                           400,000 shares of Common Stock)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      470355207              SCHEDULE 13D         PAGE 4 OF 6 PAGES
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The Schedule 13D filed on November 17, 2005 by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares ("Shares") of common stock, $0.01 par value, of James River Coal (the "Issuer"), as amended by Amendment No. 1 filed on December 15, 2005, Amendment No. 2 filed on December 29, 2005, and Amendment No. 3 filed on January 19, 2006 is hereby amended as set forth by this Amendment No.
4. The principal executive office of the Issuer is located at 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219.

ITEM 2.     IDENTITY AND BACKGROUND

          Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

          This statement is filed by the Reporting Persons. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States and has a principal business address at 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. Each of the Reporting Persons is deemed to be the beneficial owner of the shares of Common Stock (the "Shares"), which are held by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Mint Master Fund Ltd and Jolly Roger Activist Portfolio Company LTD (collectively, the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

          Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $81,449,661 was paid to acquire the Shares (not including the options to purchase 400,000 shares of Common Stock).


ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

          Paragraphs (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (b) Pirate Capital LLC has voting power with respect to 912,542 of the Shares and dispositive power with respect to 2,435,000 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 1,522,458 of the Shares and shared voting power with respect to 912,542 of the Shares and shared dispositive power with respect to 2,435,000 of the Shares.

          The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 16,788,380 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's


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CUSIP NO.      470355207             SCHEDULE 13D           PAGE 5 OF 6 PAGES
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Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

         (c) The following transactions in the Shares were effected by the Reporting Person since the most recent filing of Schedule 13D. All of the Shares were purchased by the Holders in open market transactions.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)             Price per Share
----------        ----------------                    ---------------
2006-01-23                20,000                        38.99

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)             Price per Share
----------        ----------------                    ---------------
2006-01-30                 1,000                        40.02
2006-02-01                19,293                        42.76

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, the Reporting Persons hold, as of February 1, 2006, options to acquire 400,000 shares of Common Stock, each of which was acquired on the open market:

   Date of       Shares       Exercise Price   Expiration Date    Purchase Price
  Purchase     Underlying     per Share ($)                       per Option ($)
                 Options
-------------------------------------------------------------------------------
  01/25/06       100,000          33.31            04/25/06            7.11
  01/26/06       100,000          33.17            04/26/06            6.65
  01/27/06       100,000          33.41            04/27/06            6.75
  01/31/06       100,000          35.98            04/28/06            7.13

      Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

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CUSIP NO.      470355207             SCHEDULE 13D           PAGE 6 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.